ROPES & GRAY PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

George G. Baxter

(617) 951 7748

(617) 235 7339

george.baxter@ropesgray.com

July 18, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:    Ms. Monique Botkin

Re:	GMO Trust (File Nos. 002-98772 and 811-04347) (the “Trust” or “Registrant”)

Ladies and Gentlemen:

On June 18, 2014, Monique Botkin (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Thomas R. Hiller, James M. Forbes and George G. Baxter of Ropes & Gray LLP (“R&G”), counsel to the Registrant, regarding Post-Effective Amendment No. 173 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 216 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 173/216”) relating to GMO Special Opportunities Fund (the “Fund”).

Certain comments regarding Amendment No. 173/216 were addressed to the Staff Reviewer’s satisfaction during our conversation on June 18, 2014. The Staff Reviewer requested that the Registrant respond to the remaining comments supplementally via EDGAR correspondence. Accordingly, responses to the Staff Reviewer’s comments on Amendment No. 173/216 are set forth below.

General

1.           Please confirm supplementally whether the Registrant intends to offer and sell the Fund through a standalone prospectus or as part of a combined prospectus offering other series of the Registrant.

Response: Upon the effectiveness of the Fund’s registration, the Registrant intends to offer and sell the Fund through a standalone prospectus. As part of the next annual update of the Registrant’s

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Registration Statement, which is scheduled to occur in June 2015, or any sooner reprint of the Registrant’s combined prospectus offering thirty-two other series of the Trust (the “combined prospectus”), the Registrant expects to incorporate the Fund into the combined prospectus.

Prospectus

Fees and Expenses

2.           Please confirm supplementally that the expense reimbursement and waiver referenced in the Annual Fund operating expenses table will continue for at least one year from the date of the prospectus. Additionally, prior to filing an initial post-effective amendment to the Fund’s Registration Statement under Rule 485(b) under the Securities Act (the “485(b) Amendment”), please advise the Staff of any material changes made to the expense reimbursement or waiver.

Response: The Registrant confirms that the expense reimbursement and waiver will continue for at least one year from the date of the prospectus. The Registrant notes that the last sentence in footnote 1 to the Annual Fund operating expenses table states: “This reimbursement and waiver will continue through at least July 30, 2015 and may not be terminated prior to this date without the action or consent of the Fund’s Board of Trustees.”

The Registrant confirms that no material changes have been made to the Fund’s expense reimbursement or waiver.

3.           Please confirm supplementally that the Annual Fund operating expenses table has been prepared in accordance with the requirements of Form N-1A as to the inclusion or omission, as appropriate, of Acquired Fund Fees and Expenses (including any such expenses arising from the Fund’s investments in a wholly-owned subsidiary, other series of the Registrant (“other GMO Funds”) and other investment companies) and any expected fees or imputed expenses resulting from short sales.

Response: The Registrant confirms that the Annual Fund operating expenses table has been prepared in accordance with the requirements of Form N-1A as to the inclusion or omission, as appropriate, of Acquired Fund Fees and Expenses (including any such expenses arising from the Fund’s investments in a wholly-owned subsidiary, other GMO Funds and other investment companies) and any expected fees or imputed expenses resulting from short sales.

Principal Investment Strategies

4.           Please add disclosure in the first sentence of the second paragraph to the effect that below investment grade securities are also referred to as “junk bonds.”

Response: The requested change has been made.

5.           Please consider revising the Fund’s principal investment strategies to identify the types of swap contracts the Fund may utilize.

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Response: The requested change has been made. Disclosure in the first sentence of the fourth paragraph has been revised as follows (new language denoted by underline and deletion by ~~strikethrough~~):

The Fund is permitted to use a wide variety of exchange-traded and over-the-counter (OTC) derivatives, including but not limited to, reverse repurchase agreements, options, futures, swap contracts (such as swaps on securities and securities indices, total return swaps, interest rate swaps, currency swaps, credit default swaps, variance swaps, commodity swaps, inflation swaps, and other types of available swap agreements), swaptions, and non-U.S. currency derivative transactions.

6.           Please confirm supplementally the Fund’s segregation practices with respect to total return swaps. Please also be advised that the Staff may develop further guidance in this area, which could affect the Fund’s future operations.

Response: Below is an excerpt from the Registrant’s policy regarding senior securities that discusses the Fund’s segregation practices with respect to swap contracts:

A Fund entering into a long or short swap contract (other than a credit default swap contract) must either:

a) in the case of a short swap contract, own the securities or other assets underlying the contract; or

b) in the case of a cash settled long or short swap contract that provides for netting of payments, maintain segregated liquid assets equal to the value of the Fund’s accrued net obligation less any collateral on deposit; or

c) in the case of a cash settled long or short swap contract that does not provide for netting of payments, maintain segregated liquid assets equal to the value of the Fund’s accrued obligation less any collateral on deposit; or

d) in the case of a physically settled long or short swap contract, maintain segregated liquid assets equal to the Fund’s obligations under the contract (i.e., notional amount/value of asset to be delivered by the Fund) less any collateral on deposit.

The Registrant acknowledges that the SEC or the Staff may develop further guidance in this area, which could affect many funds’ (including the Fund’s) future operations.

7.           Please consider revising disclosure to clarify what is meant by the reference to the “absolute face value” of the Fund’s derivatives positions.

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Response: The requested change has been made. The Registrant confirms that “absolute face value” has the same meaning as “total notional value.” Accordingly, disclosure in the third sentence of the fourth paragraph has been revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

The Fund is not limited in its use of derivatives or in the ~~absolute face~~total notional value of its derivative positions.

Principal Risks of Investing in the Fund

8.           Please consider revising disclosure to clarify what is meant by the term “underlying funds.”

Response: The requested change has been made.

9.           The Staff notes that disclosure in “Management and Operational Risk” currently states: “The Fund is also subject to risk because [the Fund’s investment adviser] does not manage the Fund to, or control the Fund’s risk relative to, any securities index or securities benchmark.” Please delete this statement or explain supplementally why this is a principal investment risk.

Response: The Registrant notes that the sentence referenced above has been deleted.

10.           The Staff notes that current disclosure in “Market Disruption and Geopolitical Risk” states that certain events and conditions could “adversely affect the value” of the Fund’s investments. Please consider revising the quoted disclosure in light of “plain English” principles under Rule 421(d) under the Securities Act.

Response: The requested change has been made. The referenced disclosure has been revised to state that certain events and conditions could “reduce the value” of the Fund’s investments.

11.           Please consider whether the risks of investing in emerging countries should be described in a standalone principal risk of the Fund.

Response: The “Non-U.S. Investment Risk” included for the Fund notes the increased risks associated with investments in companies tied economically to emerging countries and that emerging country economies tend to be more volatile.

Additional Information About the Fund’s Investment Strategies, Risks, and Expenses

12.           Please confirm supplementally the purpose of the Fund’s investments through one or more wholly-owned subsidiaries (each, a “Subsidiary”) and provide examples of the types of investments the Fund may make through a Subsidiary.

Response: The Registrant confirms that a principal purpose of the Fund’s investments through a Subsidiary is to permit the Fund to gain exposure to certain investments that, if invested in directly by the Fund, could compromise the Fund’s ability to qualify as a “regulated investment company” under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Registrant notes that such investments may include, but are not limited to, commodity-related investments, certain litigation trusts/claims and various other investments that may not produce qualifying income under the Code were the Fund to directly invest in such investments.

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13.           The Staff notes that the first reference to the fact that the Fund may invest in other series of GMO Trust appears in the section “Additional Information about the Fund’s Investment Strategies, Risks, and Expenses—Certain Definitions.”  Please consider disclosing this as part of the Fund Summary.

Response: The requested change has been made. Please see the Registrant’s response to Comment 8.

14.           Please consider defining the term “underlying Funds” when first used in the prospectus.

Response: The requested change has been made.

15.           The Staff notes that disclosure in “Additional Information about the Fund’s Investment Strategies, Risks, and Expenses—Fee and Expense Information–Annual Fund Operating Expenses–Other Expenses and Acquired Fund Fees and Expenses” states: “Acquired fund fees and expenses do not include expenses associated with investments in the securities of unaffiliated companies unless those companies hold themselves out to be investment companies.” (Emphasis added) Please confirm that the Registrant includes the fees and expenses associated with investments in both registered and private investment companies in the “Acquired Fund Fees and Expenses” line item.

Response: The Registrant confirms that this line item includes the fees and expenses associated with investments in both registered and private investment companies. The disclosure noted by the Staff is intended to reflect that, in the case of unaffiliated issuers, it may be unclear whether a particular issuer meets the definition of “Acquired Fund” set forth in Form N-1A.

16.           Please consider revising the discussion of temporary defensive positions to state that the Fund may, from time to time, take temporary defensive positions “in attempting to respond to adverse market, economic, political, or other conditions” to be consistent with Instruction 6 to Item 9(b)(1) of Form N-1A. Additionally, to the extent applicable, please consider including disclosure that the Fund may honor redemption requests in-kind.

Response: Disclosure in the first sentence of “Temporary Defensive Positions” has been revised as follows (new language denoted by underline):

The Fund may, from time to time, take temporary defensive positions in attempting to respond to adverse market, economic, political, or other conditions. The Registrant already notes under “How to Redeem Shares” that redemption proceeds may be paid wholly or party in securities.

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Description of Principal Risks

17.           Please consider revising the disclosure to include a separate discussion of the investments that may be made through a Subsidiary and their related risks.

Response: The Registrant notes that the principal risks of the Fund’s investments are presented on a consolidated basis and include the principal risks associated with the Fund’s direct investments and its indirect investments through a Subsidiary, other GMO Funds, or other investment companies. The Registrant believes that presenting the discussion of principal risks on a consolidated basis is beneficial to investors as it emphasizes the risks associated with the Fund’s investment exposures rather than the particular means by which those investment exposures are implemented. The Registrant further notes that the introductory discussion in the “Description of Principal Risks” section makes clear that the discussion of the Fund’s principal risks is presented on a consolidated basis and, unless otherwise noted, includes risks of both direct investments and investments made indirectly through a Subsidiary, other GMO Funds and other investment companies.

18.           Please explain supplementally how the Fund covers its obligations under credit default swaps in situations where the Fund is the seller of the swaps.

Response: The Registrant notes that the Fund covers its future obligations under credit default swaps and other derivatives in accordance with the requirements of Section 18(f) of the 1940 Act and related guidance1 from the SEC and Staff. In the case of physically settled credit default swaps where the Fund is a seller of protection, the Fund maintains segregated liquid assets equal to the Fund’s contingent obligation to purchase the notional amount of underlying securities at par value less any collateral on deposit and/or establishes offsetting positions sufficient to cover the Fund’s future obligations. In the case of cash settled credit default swaps where the Fund is a seller of protection, the Fund maintains segregated liquid assets equal to the Fund’s contingent obligation to purchase the notional amount of underlying securities at par value less the marked-to-market value of such assets and also less any collateral on deposit and/or establishes offsetting positions sufficient to cover the Fund’s future obligations.

19.           Please consider revising disclosure in “Market Disruption and Geopolitical Risk” to refer to the Fund’s investment program and investment objective in the singular, rather than in the plural.

Response: The requested change has been made.

20.           The Staff notes that disclosure in “Derivatives Risk–Short Investment Exposure” currently states: “The Fund also may create short investment exposure by taking a derivative position in which the value of the derivative moves in the opposite direction from the price of an underlying investment, pool of investments, index or currency.” Please consider adding this or similar disclosure to the “Principal Risks of Investing in the Fund—Derivatives Risk” section of the Fund Summary.

[1]	See Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (April 18, 1979). See also Dreyfus Strategic Investing and Dreyfus Strategic Income, SEC No-Action Letter (June 22, 1987); Hutton Options Trading, SEC No-Action Letter (February 2, 1989); and Sanford C. Bernstein Fund, SEC No-Action Letter (June 25, 1990).

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Response: The requested change has been made.

Management of the Fund

21.           Please consider revising the description of Mr. Wilderman’s business experience to clarify that it covers each of the past five years.

Response: The requested change has been made.

Multiple Classes and Eligibility

22.           The Staff notes that Items 12(a) and 12(b) of Form N-1A require the Registrant to disclose certain information about sales loads and distribution fees related to a plan the Fund has adopted under Rule 12b-1 under the 1940 Act, respectively, if applicable. Please confirm that sales loads and 12b-1 distribution fees do not apply to the Fund, or, alternatively, please include the required disclosures, if applicable.

Response: The Registrant confirms that the Fund’s shares are not sold subject to any sales loads and that the Fund has not adopted a plan under Rule 12b-1 under the 1940 Act.

Investment in Other GMO Funds

23.           Please advise the Staff prior to filing the 485(b) Amendment if any disclosure will be added to this section that has not been previously filed as part of an amendment to the Trust’s registration statement.

Response: The Registrant confirms that the 485(b) Amendment will not include any disclosure in this section that has not been previously filed as part of an amendment to the Trust’s registration statement.

Statement of Additional Information

Descriptions and Risks of Fund Investments

24.           The Staff notes that disclosure in “Investments in Wholly-Owned Subsidiaries” states that the Fund “may” invest in one or more wholly-owned subsidiary companies. Please consider revising to state that the Fund “will” or “expects to” invest in one or more wholly-owned subsidiary companies.

Response: The requested change has been made.

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Management of the Trust

25.           Please revise the description of Ms. David’s principal occupations to include information for the past five years or, alternatively, confirm supplementally that Ms. David had no principal occupations during that period other than those currently disclosed.

Response: Ms. David had no principal occupations during that period other than those currently disclosed.

Comments Relating to Fund Investments in a Foreign Subsidiary that is a CFC

26.           Please confirm supplementally the expected jurisdiction and structure of any Subsidiary in which the Fund expects to invest and also confirm supplementally whether any foreign Subsidiary will be a “controlled foreign corporation” (“CFC”) for U.S. federal income tax purposes.

Response: The Registrant notes that a Bermuda-based Subsidiary, GMO Special Opportunities SPC Ltd., has been formed and that the Fund expects to make investments in this Subsidiary. GMO Special Opportunities SPC Ltd. was incorporated as an exempted company in accordance with the (Bermuda) Companies Act of 1981 on June 12, 2014. The Registrant expects that any Subsidiary formed in the future will be structured and utilized similarly to GMO Special Opportunities SPC Ltd.

The Registrant expects that, once established, any foreign Subsidiary that is a corporation for U.S. federal income tax purposes will be a CFC for U.S. federal income tax purposes.

27.           Please confirm that the Fund complies with the capital structure requirements of Section 18 of the 1940 Act on a consolidated basis, including the holdings of any CFC Subsidiary.

Response: The Registrant confirms that the Fund will comply with the capital structure requirements of Section 18 of the 1940 Act on a consolidated basis, including the holdings of any CFC Subsidiary.

28.           Please confirm that, once formed, the Registrant will file any investment advisory agreement between GMO and a Subsidiary as an Exhibit to the Fund’s Registration Statement. Please also confirm supplementally whether any such investment advisory agreement complies with Section 15(c) of the 1940 Act.

Response: The Registrant confirms that it will file any investment advisory agreement between GMO and a Subsidiary as an Exhibit to the Fund’s Registration Statement. Specifically, the Registrant notes that the investment advisory agreement between GMO and GMO Special Opportunities SPC Ltd. will be filed as an Exhibit to the 485(b) Amendment.

The Registrant notes that the Fund’s investment advisory agreement with GMO was approved by the Registrant’s board of trustees and complies with Section 15(c) of the 1940 Act in all material respects. With respect to any investment advisory agreement between GMO and a Subsidiary, the

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Registrant notes that such agreements are not themselves governed by the 1940 Act, as any Subsidiary likely will be excepted from the definition of investment company by Section 3(c)(7) of the 1940 Act. The Registrant notes that the Registrant’s board of trustees reviewed the investment advisory agreement between GMO and GMO Special Opportunities SPC Ltd. and approved its terms at an in-person meeting.

29.           Please confirm supplementally that any CFC Subsidiary will comply in all material respects with the custody requirements set forth in Section 17 of the 1940 Act.

Response: The Registrant confirms that any CFC Subsidiary will comply in all material respects with the custody requirements set forth in Section 17 of the 1940 Act and the rules thereunder.

30.           Please disclose whether the Fund has received a private letter ruling from the Internal Revenue Service (“IRS”) with respect to any CFC Subsidiary and, if not, disclose the basis for the Registrant’s determination as to the characterization of any CFC Subsidiary’s income, for U.S. federal income tax purposes.

Response: The Registrant confirms that it has neither sought nor obtained a private letter ruling from the IRS with respect to any CFC Subsidiary. The Registrant notes that disclosure in the “Taxes–Tax Implications of Certain Investments” section of the Statement of Additional Information states:

In the past, the IRS issued private letter rulings to [Registered Investment Companies (“RICs”)] to the effect that income a fund was deemed to earn from its Subsidiary was qualifying income to the fund for purposes of the 90% gross income requirement for RIC qualification without regard to whether such income was currently paid to the parent RIC in the form of a cash dividend (“repatriated”). In 2011, the IRS suspended the issuance of such rulings. It is unclear whether or when the IRS will release published guidance on the issue, and whether such guidance would be favorable to RICs and, for example, eliminate the need for funds to seek their own rulings, or be unfavorable. In the absence of a private letter ruling to the effect described above or guidance issued by the IRS to the same or similar effect, the Fund will employ other means of ensuring that this requirement is satisfied, including but not limited to receiving a distribution from a Subsidiary out of the Subsidiary’s earnings and profits at least once during every taxable year.

The Registrant believes its existing disclosure relating to private letter rulings sufficiently explains that the Fund has neither sought nor obtained a private letter ruling.

31.           Please disclose that the principal investment strategies and principal risks of any Subsidiary are substantially similar to those of the Fund; or, alternatively, confirm supplementally that they are appropriately reflected in the Fund’s Registration Statement.

Response: The Registrant confirms that the principal investment strategies and principal risks of any Subsidiary are appropriately reflected in the Fund’s Registration Statement. The Registrant believes that current disclosure is consistent with Form N-1A and adequately explains the principal

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investment strategies and risks of all of the Fund’s investments on a consolidated, aggregate basis, including investments in any Subsidiary, other GMO Fund, other investment company, or other direct or indirect investment.

32.           Please confirm that the Fund’s financial highlights, when available, will be calculated and presented on a consolidated basis, including information relating to any Subsidiary.

Response: The Trust confirms that the Fund’s financial highlights, when available, will be calculated and presented on a consolidated basis, including information relating to any Subsidiary.

33.           Please confirm supplementally that any CFC Subsidiary’s board of directors will appoint an agent for service of process in the United States.

Response: The Registrant confirms that any CFC Subsidiary’s board of directors will appoint an agent for service of process in the United States.

34.           Please confirm supplementally that any CFC Subsidiary will maintain duplicate copies of its books and records at an office located within the United States, and the SEC and its Staff will have access to the books and records consistent with the requirements of Section 31 of 1940 Act.

Response: The Registrant confirms that duplicate copies of books and records of any CFC Subsidiary will be retained at an office located within the United States, and the SEC and its Staff will have access to such duplicate books and records consistent with the requirements of Section 31 of the 1940 Act.

35.           Please confirm supplementally whether the board of directors of any CFC Subsidiary will sign the Fund’s Registration Statement.

Response: The Registrant notes that any CFC Subsidiary will be wholly-owned by the Fund, which is itself subject to the oversight of the Registrant’s board of trustees, each of whom will sign the Fund’s Registration Statement. The Registrant is not aware of any requirement that the board of directors of a CFC Subsidiary sign the Fund’s Registration Statement and notes accordingly that the board of directors of a CFC Subsidiary will not sign the Fund’s Registration Statement.

*    *    *    *    *    *

As requested, on behalf of the Trust, we acknowledge that: (i) the SEC is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Staff’s review as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-951-7748.

Very truly yours,

/s/ George G. Baxter IV

George G. Baxter IV, Esq.

cc: Jason Harrison, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Thomas R. Hiller, Esq., Ropes & Gray LLP

Elizabeth J. Reza, Esq., Ropes & Gray LLP